EXHIBIT 4.1

                                 PROMISSORY NOTE

$175,000.00                                   December 15, 2003 Forest, Virginia


         FOR VALUE RECEIVED, this undersigned ("Maker") promises to pay to the order of KINGDOM VENTURES, INC., a Nevada corporation, at Woods Rogers, PLC, 10 South Jefferson Street, Suite 1400, Roanoke, Virginia 24011 (Attn: William B. Poff, Esquire), the principal sum of One Hundred and Seventy Five Thousand and no/100 Dollars ($175,000.00), together with interest thereon at the rate of eight (8%) percent per annum from the date hereof until paid.

         The principal amount of the Promissory Note, together with interest thereon, shall be paid in Fifteen (15) consecutive monthly installments (each installment of principal being Eleven Thousand Six Hundred Sixty Six and 67/100 Dollars ($11,666.67), as follows: Each installment shall be due on the 1 st day of each and every month during the term hereof, commencing March l, 2004, and continuing until paid in full.

         Interest shall be computed on the unpaid principal and paid, in addition to each monthly installment of principal, together with the principal payment. Any and all payments made by the undersigned shall be applied to the amounts due in the following order: First, to any expenses incurred by the holder in collecting the Promissory Note; Second, to any late payment penalties as herein provided for; Third, to any accrued interest; and Fourth, to the unpaid principal.

         A late charge of 2% may be imposed, at the election of the holder, on any payment (principal and interest) not made within 10 days, after becoming due hereunder.

         Maker agrees to pay the holder's costs of collecting this Promissory Note, including but t limited to all reasonable court costs and legal fees, not to exceed 25% of the amount sought t be collected.

         The privilege is reserved to Maker prepay the principal indebtedness evidenced hereby, in whole or in part, at any time without fee, premium or penalty.


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         The entire  principal  balance of this  Promissory Note and all accrued interest shall become due and payable in full at the election of the holder upon the following: (1) the liquidation of Maker, or the filing by Maker of a voluntary petition in bankruptcy; (2) the filing of an involuntary petition in bankruptcy against Maker by the creditors of Maker, which petition is not dismissed within sixty (60) days of the filing thereof; (3) the sale of assets of the Maker in contravention of the terms of the Settlement Agreement and Release dated as of December 15, 2003 executed by the Maker and others and/or
(4) the failure to pay an installment when due hereunder; provided, however, that with respect to clause (4) of this paragraph, Maker shall have a period of thirty (30) days to cure such default and the provisions of this paragraph shall not apply until the expiration of such thirty (30)-day period.

         The undersigned and any endorsers, guarantors, or sureties hereby waive the benefit of all homestead exemptions, and all other exemptions as to this debt, and waive notice of presentment, demand, protest, and notice of dishonor, and agree that any extension or extensions of time of payment of this Promissory Note or of any part thereof may be made before, at, or after maturity and for periods in excess of the original term by agreement with any one or more of the parties without notice to and without releasing liability of any other party to this Promissory Note.

         The validity and construction of this Promissory Note and all matters pertaining thereto are to be determined in accordance with the laws of the Commonwealth of Virginia.


MADE this 15th day of December, 2003.


                  AMERICAN ASSOCIATION OF CHRISTIAN COUNSELORS, INC.

                                                a Nevada corporation

By /s/ Timothy E. Clinton
   -----------------------------
   Timothy E. Clinton, President